UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER

SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Subject Company)

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Person Filing Statement)

Common Stock

(Title of Class of Securities)

436141105

(CUSIP Number of Class of Securities)

Donald J. Ekman

General Counsel and Secretary

Hollywood Entertainment Corporation

9275 SW Peyton Lane

Wilsonville, Oregon 97070

(503) 570-1600

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies To:

Robert J. Moorman Stoel Rives LLP 900 SW Fifth Avenue, Suite 2600 Portland, Oregon 97204-1268 (503) 224-3380	Jonathan K. Layne Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, California 90067-3026 (310) 552-8500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to an offer by Blockbuster, Inc., a Delaware corporation (“Blockbuster”), to exchange each issued and outstanding share of Common Stock of Hollywood Entertainment Corporation, an Oregon corporation, for consideration consisting of a combination of cash and Class A Common Stock, par value $0.01 per share (“Blockbuster Class A Common Stock”), of Blockbuster having an aggregate value of $14.50 per share, comprised of $11.50 in cash and Blockbuster Class A Common Stock having a value of $3.00.

Item 1. Subject Company Information.

(a) The name of the subject company is Hollywood Entertainment Corporation, an Oregon corporation (the “Company” or “Hollywood”), and the address and telephone number of its principal executive offices is 9275 SW Peyton Lane, Wilsonville, Oregon 97070, (503) 570-1600.

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Common Stock, of which there were 64,046,817 shares outstanding as of February 15, 2005, with an additional 9,353,873 shares reserved for issuance under the Company’s equity compensation plans, of which 5,139,557 shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans.

Item 2. Identity and Background of Filing Person.

(a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website address is www.hollywoodvideo.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9.

(b) This Schedule 14D-9 relates to the tender offer by Blockbuster pursuant to which Blockbuster has offered to exchange each issued and outstanding share of Common Stock of the Company for consideration consisting of a combination of cash and Blockbuster Class A Common Stock having an aggregate value of $14.50 per share, comprised of $11.50 in cash and Blockbuster Class A Common Stock having a value of $3.00. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO (as amended, and together with the exhibits thereto and the related Registration Statement on Form S-4 filed by Blockbuster on February 2, 2005, the “Schedule TO”) filed by Blockbuster with the Securities and Exchange Commission (the “SEC”) on February 2, 2005 and amended and supplemented by Blockbuster on February 4, 2005 and February 11, 2005. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Schedule TO, the business address and telephone number of Blockbuster is 1201 Elm Street, Dallas, Texas 75270, (214) 854-3000.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of the Company there are no material agreements, arrangements, or any actual or potential conflicts of interest between the Company or its affiliates and (i) any executive officers, directors or affiliates of the Company or (ii) Blockbuster or any of its executive officers, directors or affiliates.

Employment Arrangements and Certain Transactions. Boards, Inc. (“Boards”), a company controlled by Mark J. Wattles, the former Chief Executive Officer and President of the Company, has opened 20 Hollywood Video stores as a licensee of the Company. These stores are operated by Boards and are not included in the 2,006 stores operated by the Company. Mr. Wattles is the majority owner of Boards. The arrangement with Boards is governed by a License Agreement and a Product and Support Agreement (the “License Agreement”). The License Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference. Under these arrangements, Boards pays the Company an initial license fee of $25,000 per store, a royalty of 2% of revenue and may purchase products and services from the Company at the Company’s cost. The Company has agreed to provide Boards with products under the Company’s revenue sharing agreements with movie studios to the extent permissible under those agreements. The Company is obligated to use every effort to ensure that products under the Company’s revenue sharing agreements with movie studios are available to Boards. From July 2001 through December 31, 2004, Boards has incurred license fees and royalties and purchased product and services from the Company totaling $28.3 million, of which $26.9 million was paid in full as of December 31, 2004. Boards is in compliance with the 30 day payment terms under the arrangement. The outstanding balance of $1.4 million due the Company is related to current activity. In the twelve months ended December 31, 2004, Boards incurred charges of $12.4 million and made $12.5 million in net payments. The License Agreement provides that if there is a change of control of the Company, (a) Boards has the option to require the Company or, if applicable, its successor-in-interest, to purchase the Hollywood Video stores operated by Boards and (b) the Company or, if applicable, its successor-in-interest, has the option to buy the Hollywood Video stores operated by Boards, in each case at a value determined by a mutually agreeable valuation consultant based on the discounted cash flow method for future cash flows as estimated by the consultant. A change of control, as defined by the License Agreement, would include the Offer.

Game Trader Entertainment, Inc. (“Game Trader”), a company controlled by Bruce Wattles, the father of Mark J. Wattles, provides game testing services and computer generated game instructions for use in each Hollywood Video store. This same service was used by the Company’s largest competitor as well as others in the game rental industry. These services were negotiated at a price that the Company believes is at or below the price paid by its competitors. The total amount paid in 2002, 2003 and 2004 to Bruce Wattles and Game Trader was $192,315, $0 and $0, respectively.

Two relatives of Mr. Wattles, one relative of Donald J. Ekman, the Company’s General Counsel and Secretary, and two relatives of F. Bruce Giesbrecht, the Company’s Chief Executive Officer, have been employed by the Company during the period from January 1, 2004 to the date of this Schedule 14D-9. None of them is or has been an executive officer. Each of these persons was hired pursuant to the Company’s standard hiring practices, and none of them has reported directly to Mr. Ekman or Mr. Giesbrecht. The annual compensation of these employees has ranged from approximately $10,000 to $140,000 and each has been compensated at a rate within the standard range for employees in the applicable category.

Change of Control Plan. Effective February 3, 2001, the Company’s Board of Directors adopted the Change of Control Plan for Senior Management. This plan is filed as Exhibit (e)(2) to this Schedule 14D-9 and incorporated herein by reference. Under this plan, upon a change in control of the Company, the rights to exercise 50% of the unexercisable stock options held by senior vice presidents and all of the unexercisable stock options held by general managers, the president and the chief executive officer will vest. If the employment of any general manager, senior vice president, or the president or chief executive officer is terminated for any reason except for cause, or if one of these officers quits for a good reason (including a relocation greater than 25 miles, a reduction in salary, or a substantial change in the nature or status of the officer’s responsibilities) within two years after the change in control, that officer will receive two years of base pay together with bonus and medical premiums as severance payments. A change in control, as defined by the Change of Control Plan, would include the Offer, if it were to be completed.

Directors’ Compensation. For serving on the Board of Directors of the Company, each director who is not an employee of the Company is granted an option to purchase 7,500 shares of the Company’s Common Stock on the date of each annual meeting of the Company’s shareholders, provided that the nonemployee director is reelected at the annual meeting. Each option vests after one year of continuous board service. Nonemployee directors also are reimbursed for reasonable travel and other expenses incurred in attending Board meetings. James N. Cutler, Jr., S. Douglas Glendenning and William P. Zebe each receive an annual fee of $61,000, plus

$1,500 for each Board meeting attended, $2,000 for each Audit Committee meeting attended, $1,000 for all other committee meetings attended and $1,000 for any meeting held via conference call. In addition, Mr. Glendenning received $150,000 and Messrs. Cutler and Zebe each received $100,000 as consideration for their service on the Special Committee of the Board that was formed to review, evaluate, respond to and negotiate the terms of potential transactions involving the sale or change of control of the Company.

Executive Officers’ Compensation. The following table sets forth information as to the compensation paid or accrued to the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company for the year ended December 31, 2004.

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Number of Options	All Other Compensation
Mark J. Wattles, Chairman and Chief Executive Officer	2004	$1,420,625	—	—	—	—
F. Bruce Giesbrecht, President and Chief Operating Officer	2004	495,833	—	—	—	—
Roger Osborne, General Manager of Stores(1)	2004	422,344	—	—	—	—
Donald J. Ekman, General Counsel and Secretary	2004	300,000	—	—	—	—
Timothy R. Price, Chief Financial Officer	2004	300,000	—	—	—	—

(1)	Roger Osborne ceased to be an executive officer of the Company in February 2004.

Ownership of Stock Options. As of February 15, 2005, the directors and executive officers of the Company held options to purchase 1,168,667 shares of the Company’s Common Stock, 575,334 of which were vested and exercisable as of that date, with exercise prices ranging from $1.09 to $18.32 and an aggregate weighted average exercise price of $9.12 per share. Upon a change of control of the Company such as would occur if the Offer is completed, 593,333 unvested options to purchase Common Stock held by directors and executive officers subject to the Company’s Change of Control Plan for Senior Management will fully vest.

Security Ownership of Certain Beneficial Owners and Management. The following table sets forth information regarding the beneficial ownership as of February 15, 2005 of the Company’s Common Stock by (i) each of the Company’s executive officers, (ii) each of the Company’s directors and (iii) each person known by the Company to own beneficially more than five percent of the outstanding Common Stock of the Company. The address for each of the Company’s executive officers and directors is 9275 SW Peyton Lane, Wilsonville, Oregon 97070. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the Common Stock owned by them.

Name	No. of Shares Beneficially Owned		Percentage of Shares(1)
James N. Cutler, Jr.	72,000	(2)	*
S. Douglas Glendenning	180,000	(2)(3)	*
William P. Zebe	133,604	(2)(4)	*
F. Bruce Giesbrecht	266,667	(2)	*
Donald J. Ekman	50,000	(2)	*
Timothy R. Price	40,000	(2)	*
Mark J. Wattles	6,637,600	(5)	10.36%
Entities Affiliated with Carl C. Icahn	5,809,078	(6)	9.07%
The Eureka (Euro) Fund Limited	3,395,440	(7)	5.30%
Artisan Partners Limited Partnership	3,321,100	(8)	5.19%

(1)	Percentages in the table are calculated based on 64,046,817 shares of Common Stock outstanding on February 15, 2005.
(2)	Includes the following shares that may be acquired within 60 days after February 15, 2005 pursuant to the exercise of options: Mr. Cutler, 72,000 shares; Mr. Glendenning, 70,000 shares; Mr. Zebe, 110,000 shares; Mr. Giesbrecht, 266,667 shares; Mr. Ekman, 50,000 shares; Mr. Price, 40,000 shares.
(3)	Includes 17,784 shares owned by trusts for his children.
(4)	Includes 1,493 shares held in the individual retirement account of his wife and 1,653 shares owned by trusts for his children.
(5)	Mr. Wattles resigned as the Company’s Chief Executive Officer and Chairman on February 2, 2005. Based on information contained in a Schedule 13D dated February 2, 2005, the shares beneficially owned by Mr. Wattles include 500,000 shares that may be acquired pursuant to the exercise of vested options.
(6)	Based on information contained in a Schedule 13D dated November 16, 2004, as amended by Amendment No. 1 thereto dated December 14, 2004, Carl C. Icahn (“Icahn”) owns 100 percent of Barberry Corp. (“Barberry”), CCI Offshore LLC (“CCI Offshore”) and CCI Onshore LLC (“CCI Onshore”). Barberry is the sole member of Hopper Investments, LLC (“Hopper”), which is the general partner of High River Limited Partnership (“High River”). CCI Offshore is the general partner of Icahn Offshore L.P. (“Icahn Offshore”), which is the general partner of Icahn Partners Master Fund L.P. (“Icahn Master”). CCI Onshore is the general partner of Icahn Onshore L.P. (“Icahn Onshore”), which is the general partner of Icahn Partners L.P. (“Icahn Partners”). High River has sole voting power and sole dispositive power with regard to 1,161,816 shares of the Company’s common stock and each of Barberry, Hopper and Icahn has shared voting power and shared dispositive power with regard to these shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,842,777 shares and each of Icahn Offshore, CCI Offshore and Icahn has shared voting power and shared dispositive power with regard to these shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,804,485 shares and each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to these shares. The principal business address of the foregoing parties is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153, except that (i) the principal business address of each of Barberry, Hopper and High River is 100 South Bedford Road, Mount Kisco, New York 10549 and (ii) the principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands.
(7)	Based on a Schedule 13G dated December 15, 2004, The Eureka (Euro) Fund Limited (“Eureka”) is managed by Marshall Wace LLP (“MW”); the managing member of MW is Marshall Wace Asset Management Limited (“MWAM”); Paul Marshall (“Marshall”), Ian Wace (“Wace”), Mark Hawtin (“Hawtin”) and Duncan Ford (“Ford”) are co-founders and equity owners of MW and serve on the investment committee (Marshall as chairman) that is responsible for the investment decisions of MW. Eureka, MW, MWAM, Marshall, Wace, Hawtin and Ford share voting and dispositive power over 5,809,078 shares of the Company’s common stock. The principal business address of each of the foregoing parties is The Adelphi, 13th Floor, 1/11 John Adam Street, London WC2N 6HT.
(8)	Based on information contained in a Schedule 13G dated January 26, 2005, Andrew A. Ziegler (“AZ”) and Carlene Murphy Ziegler (“CZ”) are the principal stockholders of Artisan Investment Corporation (“Artisan Corp.”), which is the General Partner of Artisan Partners Limited Partnership (“Artisan Partners”). AZ, CZ, Artisan Corp. and Artisan Partners share voting and dispositive power over 3,231,100 shares of the Company’s common stock. The principal business address of AZ, CZ, Artisan Corp. and Artisan Partners is 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

Item 4. The Solicitation or Recommendation.

(a) Solicitation/Recommendation

The Board of Directors, at a meeting held on January 28, 2004, established a Special Committee consisting of all three of our disinterested and independent directors to review, evaluate, respond to and negotiate the terms of potential transactions involving the sale or change of control of Hollywood. The Special Committee received legal and financial advice and conducted evaluations and negotiations of proposals to acquire Hollywood, and on

January 9, 2005, the Special Committee unanimously recommended that the Board of Directors adopt and approve a merger agreement with Movie Gallery, Inc. (“Movie Gallery”). The consideration to be paid in the merger with Movie Gallery consists of $13.25 in cash per share of Hollywood common stock.

On February 4, 2005, Blockbuster commenced the Offer. After careful consideration, including a thorough review of the terms and conditions of the Offer with the Special Committee’s financial and legal advisors, the Special Committee unanimously concluded that the Offer is inadequate and recommended that our shareholders reject the Offer and not tender their shares for exchange pursuant to the Offer.

Accordingly, for the reasons described below, the Board of Directors unanimously recommends that our shareholders reject the Offer and not tender their shares for exchange pursuant to the Offer.

A form of letter to the Company’s shareholders and a press release communicating the recommendation of the Board of Directors are filed as Exhibits (a)(1) and (a)(2) hereto respectively and are incorporated herein by this reference.

(b) Reasons for the Board of Directors’ Recommendation; Background of the Offer

Reasons for the Board of Directors’ Recommendation

In reaching its conclusions set forth above, the Special Committee considered a number of material factors relating to the Offer. In considering the negative factors relating to the Offer, the Special Committee noted that, if there were any material positive developments relating to the Offer subsequent to this recommendation and prior to the shareholder vote on the Movie Gallery transaction, the Special Committee could reevaluate its recommendation. The material factors considered by the Special Committee that weighed against recommending to shareholders that they tender their shares in the Offer were:

•	the Special Committee’s belief, based on the factors further described below, that the approximately 9.4% premium being offered in the Offer over the consideration to be paid pursuant to the merger with Movie Gallery will not be sufficient to compensate shareholders for the significant risk that the Offer will never be completed, or for risks associated with any significant delay in completing the Offer, due to the highly conditional nature of the Offer including the significant risk that the Offer would not receive antitrust approval;

•	the numerous conditions to which the Offer is subject, including the following:

•	an antitrust condition that any waiting periods under applicable antitrust laws shall have expired or been terminated;

•	a condition that Blockbuster shall have been given access to Hollywood’s records and personnel, though Hollywood is prohibited under the terms of the merger agreement with Movie Gallery from doing so until Blockbuster signs a confidentiality agreement no less favorable to Hollywood or Movie Gallery than the confidentiality agreement to which Hollywood and Movie Gallery are currently parties. Blockbuster has repeatedly refused to sign such a confidentiality agreement;

•	a condition that a majority in aggregate principal amount of Hollywood’s senior subordinated notes shall have been tendered pursuant to a separate tender offer;

•	a condition that the members of Hollywood’s board of directors shall have resigned from their respective directorships prior to the closing of the Offer, and prior to their resignation shall have appointed Blockbuster’s designates as their replacements; and

•	a condition that Blockbuster shall have received financing to close the Offer (the Special Committee noted in particular that the financing commitments that Blockbuster had received expire on July 31, 2005 and that this expiration date was premature given the substantial uncertainty described below as to whether the Offer could be closed without significant delay);

•	the Special Committee’s belief, based on the advice of its antitrust counsel and in addition to the conditions noted above, that, because of the antitrust issues involved in the Offer, there is a substantial uncertainty as to whether the Offer would be completed at all or could be completed without significant delay, and that this uncertainty outweighs the approximately 9.4% premium offered in the Offer over the consideration to be paid in the merger with Movie Gallery. In this regard, the Special Committee noted that the Offer did not propose to shift any of this antitrust risk away from Hollywood’s shareholders, for example by the inclusion of a “reverse termination fee” provision (a provision that would result in compensation to Hollywood if Blockbuster were unable to close the Offer as a result of antitrust regulatory hurdles), nor did Blockbuster propose in the Offer to use all reasonable efforts to close a transaction (including, for example, an undertaking to divest itself of stores, if necessary);

•	the Special Committee’s belief, based on the advice of its antitrust counsel, that (i) there is a significant risk that the Federal Trade Commission (the “FTC”) may seek to block an acquisition of Hollywood by Blockbuster, (ii) there is a substantial possibility that the FTC would be successful in obtaining a preliminary injunction to block an acquisition of Hollywood by Blockbuster, (iii) the Offer does not adequately protect Hollywood shareholders from, or compensate shareholders for, these risks, and (iv) the delays and uncertainties created by the regulatory hurdles and the other conditions to the Offer represent a substantial threat to Hollywood’s business and shareholder value. In arriving at this determination the Special Committee considered the following material factors identified by its antitrust counsel, that will likely impact the ability of Blockbuster to obtain antitrust clearance for an acquisition of Hollywood:

•	nearly 1,600 of Hollywood’s stores are located within 2 miles of a Blockbuster store;

•	in many of these local overlap areas, there is no other major video rental store competitor;

•	there is a basis for the FTC to contend that (i) the relevant product market for Hollywood and Blockbuster is the marketing of videos through major video rental stores, (ii) the relevant geographic markets for Hollywood and Blockbuster are the myriad of local areas in which video rental stores compete for the business of local consumers and (iii) other channels of video distribution, such as sell-through retailers (e.g., Wal-Mart), firms that rent videos through the Internet (e.g., Netflix), video-on-demand, pay-per-view, and others, do not place a sufficient constraint on local video rental market competition to discipline a price increase imposed by a combined Blockbuster-Hollywood;

•	the FTC has been more likely to seek divestitures or challenge mergers in recent years where a transaction results in a reduction of the number of competitors from three to two or from two to one in a relevant market as compared to transactions that reduce the number of major competitors to a number equal to or greater than three; if the relevant product market in this transaction is determined to be the marketing of videos through major video rental stores and the relevant geographic market is determined to be the local area in which a major video rental store competes, a Blockbuster-Hollywood transaction would result in such reductions of major video rental store competitors in a substantial number of local geographic markets;

•	there is a basis for the FTC to contend that Blockbuster and Hollywood are each other’s most direct competitor, that they take substantial business away from each other, and that where the two are in close proximity, each affects the other’s pricing decisions;

•	there is a basis for the FTC to contend that rental prices vary from local market to local market and that the primary factors determining price are (i) local demographic conditions and (ii) the presence and pricing of other major video rental store competitors in the local market;

•	there is a basis for the FTC to contend that Hollywood acts as a pricing constraint on Blockbuster and that Blockbuster acts as a pricing constraint on Hollywood in those markets in which Blockbuster and Hollywood are the only two major video rental store competitors;

•	there is a basis for the FTC to contend that entry by another competitor into the large number of markets in which Blockbuster and Hollywood are the only two major video rental store competitors would not be sufficiently timely to discipline a price increase imposed by a combined Blockbuster-Hollywood;

•	there is a basis for the FTC to contend that a divestiture of stores necessary to remedy the large number of competitive overlaps would be so extensive as to render the divestiture unworkable, and/or the required divestiture would be so extensive that it would effectively thwart Blockbuster’s willingness or ability to proceed with the transaction;

•	the FTC issued a request for additional information and documentary material (“second request”) to Blockbuster and Hollywood in connection with a potential Blockbuster-Hollywood transaction;

•	in a significant majority of cases in which the FTC has initiated a second request in connection with a horizontal merger investigation in recent years, the investigation results in either an abandonment of the transaction, a consent agreement, or a district court challenge;

•	Blockbuster has reserved the right, to the significant detriment of Hollywood shareholders, to terminate the Offer if litigation ensues with the FTC or if a divestiture of any Blockbuster stores or a material amount of Hollywood stores is required;

•	if the FTC initiates litigation to block the transaction, but Blockbuster nevertheless determined to proceed with the Offer, the litigation could result in significant delay before the Offer could close while the preliminary injunction litigation is resolved at the district court and/or appellate level;

•	if the FTC threatens litigation to block the transaction, as it indicated it would with respect to a joint-venture combination explored by Hollywood and Blockbuster in 1999, Blockbuster may terminate the transaction as it did in 1999, to the detriment of Hollywood shareholders; and

•	if the FTC initiates litigation to block the transaction and Blockbuster litigates against the FTC, the court could find that a Blockbuster-Hollywood transaction may substantially lessen competition in a number of markets, based on the precedent established in FTC v. Staples, Inc., 970 F. Supp. 1066 (D.D.C. 1997) and other relevant cases, and therefore that the parties should be enjoined from proceeding with the transaction;

•	the Special Committee’s belief that pursuing a lengthy antitrust approval process related to the Offer could adversely affect Hollywood’s business and operations, due to the uncertainty the process might cause with Hollywood’s customers, employees and suppliers and the time that Hollywood’s management would have to devote to the process;

•	the possibility that, if the merger agreement with Movie Gallery were terminated, and a transaction with Blockbuster were not approved by the FTC, neither Movie Gallery nor any other party would be interested in acquiring Hollywood or, if interested, would be willing to pay the $13.25 per share that Movie Gallery is offering;

•	the antitrust clearance by the FTC of the Movie Gallery transaction on February 11, 2005 without a second request pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, eliminating the antitrust regulatory hurdle to the Movie Gallery transaction; and

•	the Special Committee’s concern that the unsolicited Offer, given Blockbuster’s ample opportunity to participate in the Special Committee’s bid solicitation process, may in part be designed to disrupt the merger with Movie Gallery and harm Hollywood’s business, as much as it was designed to be a real offer for Hollywood.

The Special Committee also considered (i) the fact that the Offer of $14.50 per share of Hollywood common stock, consisting of $11.50 in cash and Blockbuster Class A Common Stock with a value of $3.00, represents a $1.25 premium over the cash consideration to be paid in the merger with Movie Gallery and (ii) the fact that a company with Blockbuster’s knowledge of the industry, financial resources and access to financial and legal advice could potentially find a way to overcome the risks discussed above (although there can be no guaranty Blockbuster would do so).

In light of the above factors, the Special Committee unanimously concluded that the Offer is inadequate and recommended that our shareholders reject the Offer and not tender their shares to Blockbuster for exchange.

Accordingly, the Board of Directors unanimously recommends that our shareholders reject the Offer and not tender their shares for exchange pursuant to the Offer.

The foregoing discussion of the information and factors considered by the Special Committee and our Board of Directors is not exhaustive, but it includes all material factors considered. In reaching its determination to reject the Offer, the Special Committee and the Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Special Committee received advice from its legal and financial advisors.

Background of the Offer

Entry into the Original Merger Agreement with Leonard Green & Partners

•	In 2003, changes in the video industry, consolidation among content producers and distributors, public reports about an unsuccessful effort by Viacom Inc. to sell Blockbuster and other events and developments created substantial uncertainty about the video rental industry generally.

•	During the fourth quarter of 2003, our management and the Board of Directors were considering various options for using Hollywood’s excess cash flow. At a meeting on December 10, 2003, the Board of Directors discussed these options and the fact that UBS Securities LLC (“UBS”), which had performed capital raising and other financial advisory services for Hollywood since 2002, had been asked to render advice relating to these options. In conjunction with that instruction, and in light of the industry factors noted above, the Board of Directors asked UBS to also prepare to address any inquiries related to a potential acquisition of Hollywood.

•	On December 16, 2003, in addition to discussing other alternatives, representatives of UBS raised the possibility of a leveraged buyout of Hollywood and provided information to Mark J. Wattles, who at that time and until February 2, 2005 was Hollywood’s Chief Executive Officer and Chairman, and Alex Bond, Hollywood’s Senior Vice President—Finance and Business Development, regarding various private equity firms, including Leonard Green & Partners. Over the next several weeks, representatives of UBS, Leonard Green & Partners and Mr. Wattles engaged in a series of discussions related to a possible leveraged buyout transaction.

•	At a meeting on January 28, 2004, Mr. Wattles advised the Board of Directors of the status of the discussions with Leonard Green & Partners. As a result, the Board of Directors formed the Special Committee, consisting of all three independent and disinterested directors (in their capacity as members of the Board of Directors), and charged it with the responsibility of reviewing, evaluating, responding to and negotiating the terms of any potential transactions involving the sale or change of control of Hollywood.

•	On February 19, 2004, the Special Committee received a formal proposal letter from Leonard Green & Partners to acquire 100% of Hollywood’s outstanding common stock for $13.00 per share in a cash merger, subject to various conditions, including Mr. Wattles’ continued investment in Hollywood following the merger. The following day, the Special Committee formally authorized the engagement of UBS as financial advisor to the Special Committee.

•	As a result of ongoing discussion and negotiation with respect to the terms of definitive acquisition documents, on March 10, 2004, Leonard Green & Partners delivered another letter to the Special Committee raising its offer to $13.50 per share.

•

On March 15, 2004, the Special Committee retained Lazard as an investment banker in connection with the possible sale of Hollywood and, as part of this engagement, engaged Lazard to render an opinion as to the fairness to Hollywood and its shareholders (other than those affiliated with Leonard Green & Partners and members of management participating in the transaction), from a financial point of view, of the consideration to be paid pursuant to a merger, if requested to do so by the Special Committee. Lazard had not been engaged by Hollywood at any time in the past.

•	Over the next several days, negotiations continued between the Special Committee and its legal and financial advisors and Leonard Green & Partners and their respective advisors regarding the original merger agreement, culminating in the delivery of a “best and final” proposal letter from Leonard Green & Partners to the Special Committee raising the offer price to $14.00 per share in cash.

•	On March 28, 2004, the Special Committee met and received a detailed presentation from Lazard. In the presentation, Lazard concluded that the $14.00 per share purchase price offered was fair, from a financial point of view, to Hollywood’s shareholders (other than those affiliated with Leonard Green & Partners and members of management participating in the transaction). The Special Committee, which had received drafts of the original merger agreement and the ancillary agreements prior to the meeting, then received a detailed summary of the final terms of the original merger agreement from its legal advisor. At the conclusion of its meeting, the Special Committee voted to recommend adoption of the original merger agreement to the full Board of Directors.

•	Immediately following the Special Committee’s meeting, the full Board of Directors met and carefully reviewed all relevant factors, including the recommendation of the Special Committee, and unanimously (with Mr. Wattles abstaining) passed resolutions approving and adopting the merger and the original merger agreement with affiliates of Leonard Green & Partners and the transactions contemplated thereby, determined the consideration to be paid to Hollywood’s shareholders in the merger to be fair and recommended that our shareholders vote in favor of the approval and adoption of the original merger agreement and the transactions contemplated thereby. The original merger agreement and ancillary agreements, including a commitment letter from the proposed financiers for Leonard Green & Partners with respect to the merger, were executed and delivered that night.

•	Early in the day on March 29, 2004, the execution of the transaction documents was publicly announced.

Entry into the Amended and Restated Merger Agreement with Leonard Green & Partners

•	On March 31, 2004, the first of several class action and derivative lawsuits related to the merger were filed naming Hollywood, members of our Board of Directors and the members of the Special Committee, and Leonard Green & Partners as defendants. The lawsuits generally alleged claims for breach of fiduciary duty.

•	On July 30, 2004, Leonard Green & Partners informed Mr. Wattles of its belief that, due to industry and market conditions, the B-/B3 credit ratings required under its lenders’ commitment letter would not be attained and that, as a result, the financing condition to the original merger agreement would not be satisfied.

•	On August 6, 2004, Hollywood issued a press release stating that Leonard Green & Partners had informed Hollywood that, due to industry and market conditions, Leonard Green & Partners believed that the financing condition to the completion of the merger would not be satisfied, and that Hollywood and the Special Committee were considering various alternatives to determine the course of action that would be in the best interests of Hollywood’s shareholders.

•	On August 11, 2004, management of Hollywood provided the Special Committee with a set of projections (the “August Projections”) that reflected management’s then-current best judgment as to the future performance of Hollywood. The next day, representatives of UBS and Lazard discussed the August Projections with Hollywood’s management team, paying particular attention to the changes in Hollywood’s business and industry trends that caused Hollywood to revise its projections from those previously provided.

•	On August 16, 2004, representatives of UBS had a telephonic meeting with Leonard Green & Partners, during which Leonard Green & Partners repeated its belief that the financing condition to the completion of the merger would not be satisfied. Leonard Green & Partners indicated that it was willing to proceed with a transaction at a purchase price of $10.00 per share. Over the next several days, the Special Committee negotiated with Leonard Green & Partners with respect to price, and insisted on several other revisions to the original merger agreement, including:

•	the removal of the ratings condition and leverage ratio condition from the commitment letter;

•	the elimination of the termination fee contained in the original merger agreement; and

•	the replacement of the non-solicitation provision with a provision that would expressly permit Hollywood to actively solicit, encourage and participate in discussions regarding other acquisition proposals.

•	On September 3, 2004, the Special Committee held a meeting to, among other things, discuss the proposed revisions to the terms of the original merger agreement and receive the presentation of a ratings agency expert to assess Leonard Green & Partner’s belief that the B-/B3 credit ratings required under the commitment letter would not be obtained. The Special Committee also heard a presentation by Hollywood’s legal counsel, which examined in detail Hollywood’s litigation options, including the possibility of bringing an action against Leonard Green & Partners, and the legal and practical considerations of such a lawsuit.

•	Before the parties were able to reach final agreement, representatives of Leonard Green & Partners indicated that in light of the accelerating weakness in Hollywood’s rental business, as evidenced by recent negative same store rental comparisons, Leonard Green & Partners would not be willing to proceed with a potential revised transaction, even at a lower price, without a better understanding of when Hollywood’s rental business would stabilize.

•	On October 6, 2004, Hollywood provided Leonard Green & Partners and the Special Committee with a revised financial model (the “October Projections”). The October Projections included Hollywood’s preliminary third quarter results and updated the projections for the fourth quarter of 2004 and following years based on those results and management’s then-current best judgment as to the future performance of Hollywood. After thorough discussion and review, the Special Committee adopted and instructed Lazard to use the October Projections in its valuation analyses.

•	After negotiations, Leonard Green & Partners ultimately indicated that it would be willing to proceed with a transaction at a revised purchase price of $10.25 per share.

•	During a Special Committee meeting on October 12, 2004, the Special Committee’s legal advisors provided a summary of the changes to the original merger agreement and the commitment letter that had been discussed by the parties. Hollywood’s legal counsel joined the meeting to review Hollywood’s potential legal rights against Leonard Green & Partners under the original merger agreement and to advise the Special Committee regarding the potential effects on those rights of entering into an amended agreement. The Special Committee also reviewed, with the assistance of its advisors, the alternatives Hollywood could pursue in lieu of the proposed transaction with Leonard Green & Partners. After further discussion, the Special Committee concluded it would be in the best interest of Hollywood and its shareholders to pursue a transaction with Leonard Green & Partners at $10.25 per share rather than proceed with any one or more of the other options potentially available to Hollywood.

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On October 13, 2004, after receiving a presentation from Lazard concluding that the $10.25 purchase price offered by Leonard Green & Partners was fair, from a financial point of view, to Hollywood’s shareholders (other than those affiliated with Leonard Green & Partners and members of management participating in the transaction), the Special Committee unanimously voted to recommend the adoption and approval of the amended and restated merger agreement to the full Board of Directors, and the Board of Directors (with Mr. Wattles and Mr. Giesbrecht abstaining because of their interests in the transaction, so that the voting members consisted of Messrs. Glendenning, Cutler and Zebe) adopted resolutions approving and adopting the merger and the amended and restated merger agreement and the transactions contemplated thereby, determined the consideration to be paid to Hollywood’s shareholders in the merger to be fair and recommended that Hollywood’s shareholders vote in favor of the approval and adoption of the amended and restated merger agreement and the transactions contemplated by the merger agreement. The amended and restated merger agreement and ancillary agreements were executed and delivered that evening.

•	On October 14, 2004, before the U.S. securities markets opened, Hollywood issued a press release announcing the amended and restated merger agreement. Among other things, the press release noted the reduction in the merger consideration from $14.00 to $10.25 cash per share, the elimination of the termination fee, and the provision allowing Hollywood to conduct a market check by soliciting competing proposals.

Market-Check Process; Entry into the Movie Gallery Agreement

•	On October 19, 2004, the Special Committee met with its advisors to discuss its strategy for pursuing other potential offers for Hollywood, as permitted by the market check provision negotiated into the amended and restated merger agreement, and directed UBS and Lazard to contact potential bidders and gauge their interest in making a competing offer for Hollywood.

•	At the Special Committee’s direction, beginning the week of October 25, UBS and Lazard contacted 25 potential financial buyers consisting of private equity funds with retail sector investment experience and sufficient assets to complete a transaction with Hollywood. In addition, UBS and Lazard contacted 12 potential strategic buyers, including competing video rental companies, “big box” retailers, bookstores, and other retailers.

•	On October 26, 2004, a representative of UBS contacted Movie Gallery in connection with the market-check process. The following day, Movie Gallery’s financial advisor contacted Lazard and indicated Movie Gallery was interested in participating in the process.

•	Also on October 26, a representative of UBS contacted Blockbuster in connection with the market-check process. Blockbuster expressed an interest in Hollywood and said it would respond to UBS soon.

•	On October 27, 2004, in an effort to keep the Leonard Green & Partners transaction moving toward closing while pursuing alternatives that would maximize shareholder value, Hollywood filed with the Securities and Exchange Commission (the “SEC”) an amended preliminary proxy statement related to the amended and restated merger agreement with Leonard Green & Partners, as well as an amended transaction statement on Schedule 13E-3. During this time, Leonard Green & Partners was made aware that the Special Committee and its advisors were vigorously engaged in the market-check process. In the coming weeks, advisors for each of Leonard Green & Partners and the Special Committee engaged in periodic discussions regarding the market-check process, the timing of the proxy statement related to the amended and restated merger agreement with Leonard Green & Partners in light of the market-check process, and the obligations of each party under the terms of the amended and restated merger agreement.

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On October 28, 2004, Movie Gallery’s financial advisor contacted a representative of UBS and stated that Movie Gallery was interested in submitting a written acquisition proposal and was planning to submit proposed financing commitment letters. At that time, Movie Gallery’s financial advisor also requested access to confidential information. The UBS representative explained that before the terms of a confidentiality agreement could be negotiated, Movie Gallery needed to submit a written acquisition proposal. Under the terms of the amended and restated merger agreement before providing a prospective bidder with any confidential information, Hollywood and that bidder were required to enter into a confidentiality agreement no less favorable to Hollywood than the one entered into with Leonard Green & Partners, which also contained a so-called “standstill” provision preventing, for three years, the recipient of confidential information from launching a tender offer for Hollywood’s outstanding common stock without the approval of Hollywood’s Board of Directors. Movie Gallery’s representative indicated Movie Gallery objected to entering into a confidentiality agreement that contained a standstill provision.

•	On October 29, 2004, in response to the Special Committee’s solicitation of interest, a Blockbuster representative contacted a representative of UBS to discuss the terms of a potential confidentiality agreement. In response, UBS explained that Blockbuster needed to submit a written acquisition proposal before negotiating the terms of a confidentiality agreement.

•	As a result of the Special Committee’s ongoing solicitation of potential bidders, on October 29, 2004, the Special Committee received a letter from Blockbuster formally indicating its interest in submitting a written acquisition proposal. The letter requested that Hollywood provide it with a confidentiality agreement that met the requirements of the amended and restated merger agreement. In response to the letter, UBS again indicated that pursuant to the terms of the amended and restated merger agreement, Blockbuster needed to submit a written acquisition proposal to the Special Committee before a confidentiality agreement could be delivered.

•	Later that day, the Special Committee and its advisors met to discuss the results of the market-check process. UBS and Lazard informed the Special Committee that of the 25 potential financial buyers contacted, 9 expressed interest in obtaining further information about Hollywood. Of the 12 potential strategic buyers contacted, three, including Blockbuster and Movie Gallery, expressed interest in taking preliminary steps toward a potential transaction. The Special Committee and its advisors also discussed the terms of the confidentiality agreement with Leonard Green & Partners, noting in particular the provision of the amended and restated merger agreement that required any prospective bidder seeking confidential information to enter into a confidentiality agreement no less favorable to Hollywood than the confidentiality agreement entered into with Leonard Green & Partners.

•	On November 2, 2004, Blockbuster delivered a written acquisition proposal to the Special Committee indicating that it was prepared to make an all-cash offer for Hollywood’s outstanding common stock at $11.50 per share, subject only to Blockbuster’s receipt of any necessary governmental or regulatory approvals and the approval of Blockbuster’s board of directors.

•	On November 3, 2004, UBS responded by delivering to Blockbuster a copy of the confidentiality agreement Hollywood was prepared to execute. As required by the terms of the amended and restated merger agreement, the confidentiality agreement delivered to Blockbuster was substantially similar to the one previously entered into with Leonard Green & Partners. Over the next few days, the Special Committee’s advisors engaged in discussions with Blockbuster’s advisors regarding the terms of the confidentiality agreement.

•	Also, on November 3, 2004, the Special Committee again met to receive an update from its advisors on the market-check process. Representatives of UBS and Lazard informed the Special Committee that among the potential financial buyers contacted, only one continued to express interest in participating in Hollywood’s market-check process. That potential financial buyer later declined to submit a written acquisition proposal. Among the potential strategic buyers contacted, only Blockbuster and Movie Gallery continued to express interest in a potential transaction with Hollywood. Movie Gallery had yet to submit a written acquisition proposal.

•	On November 4, 2004, a representative of UBS and Blockbuster’s financial advisor discussed the terms of a confidentiality agreement, as well as the availability to Blockbuster and the terms of the staple financing package offered by UBS in connection with the Leonard Green & Partners transaction. During the discussion, Blockbuster was asked to submit a due diligence request list to move the process forward.

•

The next day, a representative of UBS again discussed the terms of a confidentiality agreement with Blockbuster. Blockbuster indicated that it was unwilling to sign a confidentiality agreement with a three-year term or a standstill provision. During the discussion, Blockbuster suggested that antitrust counsel for each of the Special Committee and Blockbuster should meet to discuss antitrust regulatory issues.

•	On November 8, 2004, Blockbuster sent another letter to the Special Committee in which it repeated its offer of $11.50 per share of Hollywood’s common stock, subject only to Blockbuster’s receipt of any necessary governmental or regulatory approvals and the approval of Blockbuster’s board of directors. Blockbuster also stated in the letter that it did not believe it was necessary to enter into any form of confidentiality agreement as it was prepared to proceed with its acquisition proposal on the basis of publicly available information.

•	From October 26, 2004 through early November, UBS and Movie Gallery’s financial advisors stayed in contact with each other. On November 10, 2004, the Special Committee received a written acquisition proposal from Movie Gallery, as well as draft financing commitment papers. The letter indicated Movie Gallery’s willingness to offer $11.00 in cash for each share of Hollywood common stock, subject to completion of initial confirmatory due diligence. Movie Gallery asked that the Special Committee not publicly disclose the terms of its written acquisition proposal.

•	On November 11, 2004, the Special Committee’s antitrust counsel met with Blockbuster’s antitrust counsel to discuss antitrust regulatory issues. Over the following days, the Special Committee’s and Blockbuster’s legal advisors discussed the execution of a separate confidentiality agreement to be used to help both legal advisors analyze any antitrust issues posed by a Blockbuster acquisition.

•	Also on November 11, the Special Committee and its advisors (including its antitrust counsel) met to review Movie Gallery’s proposal and antitrust counsel’s analysis and conclusions from their earlier meeting with Blockbuster’s antitrust counsel. The Special Committee reviewed Movie Gallery’s proposal in light of the ongoing discussions with Blockbuster, noting in particular the regulatory hurdles that a business combination between Hollywood and Blockbuster might pose.

•	That same day, UBS delivered to Movie Gallery a confidentiality agreement substantially similar to the one entered into between Hollywood and Leonard Green & Partners, and the Special Committee’s legal advisors and Blockbuster’s legal advisors discussed the terms of the confidentiality agreement related to their antitrust analysis.

•	The same day, Blockbuster issued a press release publicly announcing its expression of interest to acquire Hollywood for $11.50 per share in cash.

•	On November 12, 2004, Movie Gallery’s legal advisors submitted to the Special Committee’s legal advisors proposed revisions to the confidentiality agreement. Among other things, the revised version omitted the standstill provision in its entirety and reduced the proposed term of the confidentiality agreement from three years to one year.

•	On November 18, 2004, the Special Committee and its advisors again met to discuss the ongoing market-check process, in particular the discussions that had taken place regarding the terms of the proposed confidentiality agreement between Hollywood and Movie Gallery, and the due diligence request list that had been submitted by Movie Gallery earlier that day. A representative of UBS noted that Blockbuster had yet to enter into a confidentiality agreement with Hollywood, but also noted ongoing discussions with Blockbuster as well as Blockbuster’s November 8 letter indicating it did not need confidential information.

•	On November 18, 2004, UBS delivered to Blockbuster and Movie Gallery a letter outlining the process for submitting written acquisition proposals to the Special Committee, indicating a deadline for such submissions of December 1, 2004. Submissions would need to include a mark-up of the amended and restated merger agreement with affiliates of Leonard Green & Partners indicating the form of agreement that each would be prepared to execute.

•	On November 19, Movie Gallery issued a press release confirming its delivery of a written acquisition proposal to Hollywood. The press release did not disclose the price that was offered.

•	Movie Gallery’s proposal was conditioned on reviewing Hollywood’s confidential information as part of the diligence process. To facilitate this review, on November 19, 2004, Hollywood and Movie Gallery entered into a confidentiality agreement no less favorable to Hollywood than the agreement entered into with Leonard Green & Partners. The agreement contained a standstill provision and three-year term that were identical to those contained in the confidentiality agreement between Hollywood and Leonard Green & Partners.

•	On November 20, 2004, the Special Committee’s legal advisors delivered to Movie Gallery’s legal advisors copies of the amended and restated merger agreement with affiliates of Leonard Green & Partners and related disclosure schedules.

•	Over the next few days, the Special Committee’s advisors received legal and financial due diligence request lists from Movie Gallery’s advisors and throughout the remainder of November, Hollywood provided Movie Gallery with legal and financial diligence materials pursuant to its requests.

•	On November 23, 2004, the Special Committee’s antitrust counsel discussed with Movie Gallery’s antitrust counsel the antitrust regulatory issues posed by a potential merger. The same day, the Special Committee met with its advisors to receive an update on the review of antitrust regulatory issues, as well as to discuss the Movie Gallery diligence process.

•	Also on November 23, 2004, Blockbuster sent a letter to the Special Committee’s financial advisor. The letter once again indicated that Blockbuster was unwilling to enter into a confidentiality agreement containing non-solicitation and standstill provisions identical to those contained in the confidentiality agreement between Hollywood and Leonard Green & Partners. In order to satisfy Hollywood’s obligation to Leonard Green & Partners, Blockbuster suggested that Hollywood consider modifying the nonsolicitation provision and waiving the standstill provision contained in the confidentiality agreement with Leonard Green & Partners.

•	On November 24, 2004, the Special Committee’s antitrust counsel delivered to Blockbuster’s antitrust counsel a draft confidentiality agreement with respect to the information to be provided in connection with the analysis of antitrust regulatory issues. Unlike the broader confidentiality agreement, the terms of which were also being negotiated by the two parties and their advisors, this narrow confidentiality agreement was designed only to afford the Special Committee’s antitrust counsel with the opportunity to review and evaluate the regulatory risk associated with a potential acquisition of Hollywood by Blockbuster.

•	On November 26, 2004, during the time the Special Committee was negotiating with both Blockbuster and Movie Gallery, financier Carl Icahn, together with affiliated entities, filed a Schedule 13D with the SEC to report ownership of 8.4% of Hollywood’s outstanding shares.

•	On November 29, 2004, Blockbuster sent to the Special Committee’s financial advisor a due diligence request list.

•	Pursuant to the process outlined in the process letter sent to Movie Gallery on November 18, on December 1, 2004 the Special Committee received from Movie Gallery draft versions of its proposed merger agreement, disclosure schedules, financing papers, and other related documents. Movie Gallery offered a purchase price of $13.25 in cash for each outstanding share of Hollywood’s common stock and proposed a termination fee of $32 million. The Special Committee received no proposal from Blockbuster.

•	The same day, Blockbuster issued a press release confirming its willingness to increase its previously announced offer of $11.50 per share in cash subject to Hollywood’s provision of certain confidential information and the elimination of the standstill provision from the proposed confidentiality agreement to be entered into by Blockbuster.

•	While reviewing the draft documents submitted by Movie Gallery on December 1, the Special Committee and its advisors continued to evaluate Blockbuster’s press releases and requests for confidential information. As part of this evaluation, on December 5, 2004 the Special Committee met to receive a presentation from its antitrust counsel regarding the antitrust issues posed by the potential transactions with Movie Gallery and Blockbuster. The following day, the Special Committee again met with its advisors to discuss Movie Gallery’s offer and received a report from its legal advisors explaining the material differences between the amended and restated merger agreement with Leonard Green & Partners and the proposed merger agreement with Movie Gallery, as well as the key provisions in the financing terms of each transaction. After discussion, the Special Committee identified key issues with respect to Movie Gallery’s proposal and directed its advisors to arrange a meeting with Movie Gallery’s representatives as soon as possible to discuss the identified issues. In addition, the Special Committee again considered statements by Blockbuster’s advisors regarding the form of confidentiality agreement, as well as Blockbuster’s most recent press release, which indicated that Blockbuster was seeking the elimination of the standstill provision in the confidentiality agreement, and compared them with Blockbuster’s earlier statement that a confidentiality agreement was unnecessary because Blockbuster was prepared to proceed on the basis of publicly available information. Members of the Special Committee noted that Leonard Green & Partners indicated that it would waive the obligation under the amended and restated merger agreement to include a standstill provision, but only if Hollywood made certain payments to Leonard Green & Partners and made certain other material concessions. The Special Committee reviewed the role of the standstill provision in the market-check process, and after discussion of the legal and business issues, the Special Committee concluded that the inclusion of the standstill provision for all bidders supported a process that would yield the highest possible price for Hollywood’s shareholders. The Special Committee also discussed its belief that the standstill provision was important to the protection of shareholders in a situation where not all bidders were equally likely to complete a transaction. As a result, the Special Committee determined that it was in the best interests of Hollywood and its shareholders to refuse to eliminate the standstill provision of the confidentiality agreement at that time, and instead continue to negotiate with Movie Gallery and continue to invite Blockbuster to participate in the process and to increase its bid.

•	Over the next several weeks, the Special Committee’s legal and financial advisors engaged in a series of discussions with Movie Gallery’s advisors regarding the terms of a proposed transaction, including price, financing terms, antitrust regulatory risk, and deal protection measures. As a result of these negotiations, the Special Committee’s advisors achieved a reduction of the proposed termination fee from $32 million to $27 million, as well as modification of various terms of the merger agreement and financing commitment letter to mitigate the risk to Hollywood of any adverse antitrust issues and to increase the certainty that the proposed transaction would be successfully financed. The members of the Special Committee were kept regularly apprised of developments by telephone.

•	On December 7, 2004, Mr. Wattles and Mr. Bond met with J.T. Malugen, Chairman, President and Chief Executive Officer of Movie Gallery, and Thomas Johnson, Senior Vice President, Corporate Finance & Business Development, to informally discuss Movie Gallery’s possible acquisition of Hollywood.

•	During this period, UBS continued discussions with Leonard Green & Partners about the standstill provision and the conditions under which it had proposed to grant a waiver of that provision. At the end of the discussion process, Leonard Green & Partners indicated it might not require any material concessions or payments from Hollywood with respect to a waiver of the standstill provision. For all the reasons set forth above, however, including to protect the integrity of the process as set forth in the November 18 process letter, and because it was perceived as important to the viability of Movie Gallery’s offer, the Special Committee did not pursue a waiver from Leonard Green & Partners of the standstill provision.

•	On December 9, 2004, Movie Gallery sent a letter to the Special Committee affirming its offer of $13.25 per share of Hollywood’s common stock, and extending the deadline it had imposed for acceptance of that offer. The letter also addressed various provisions in the proposed merger agreement related to antitrust, deal protection, and closing conditions.

•	Also on December 9, 2004, Blockbuster’s antitrust counsel indicated it was prepared to move forward with the negotiation of the terms of a confidentiality agreement with respect to the information to be provided as part of the antitrust analysis. Over the next several days, the Special Committee’s antitrust counsel and Blockbuster’s antitrust counsel exchanged revised drafts of the confidentiality agreement. The same day, Blockbuster’s legal counsel approached the Special Committee’s legal counsel regarding whether the Special Committee would accept a modified standstill provision, which would terminate in three months or earlier upon a number of specified events, including Hollywood’s entry into an agreement with respect to an acquisition transaction with any third party.

•	While negotiations with Movie Gallery were ongoing, the Special Committee met on December 9, 2004 to review discussions between the Special Committee’s advisors and Blockbuster’s advisors regarding antitrust regulatory issues. The Special Committee and its advisors also revisited their discussion regarding Blockbuster’s continued unwillingness to sign a confidentiality agreement on terms similar to those agreed to by Leonard Green & Partners and Movie Gallery.

•	On December 13, 2004, the Special Committee met with its advisors to discuss the status of the proposed merger agreement with Movie Gallery, including the progress that had been made with respect to the key issues identified to Movie Gallery earlier at the direction of the Special Committee. Movie Gallery’s existing offer of $13.25 per share was also discussed, and the Special Committee determined to counter with a proposed price of $14.00 per share. Later that day, the Special Committee’s legal advisors sent a revised draft merger agreement to Movie Gallery’s legal advisors.

•	On December 14, 2004, the Special Committee reviewed Mr. Icahn’s Schedule 13D amendment filed on December 14, 2004 reporting that his stake in Hollywood had increased to 9.5%. The Special Committee also noted that Mr. Icahn had filed a Form 13D with the SEC reporting ownership of 5.8% of Blockbuster’s Class A stock and 5.1% of Blockbuster’s Class B stock.

•	On December 15, 2004, Hollywood and Blockbuster entered into a confidentiality agreement with respect to the information to be provided in connection with the analysis of antitrust regulatory issues. Immediately thereafter, the Special Committee’s antitrust counsel met with Blockbuster’s antitrust counsel to discuss antitrust regulatory issues.

•	On December 22, 2004, Blockbuster issued a press release stating that it was unwilling to enter into a confidentiality agreement containing a standstill provision, as presented by the Special Committee.

•	On December 28, 2004, Blockbuster’s antitrust counsel sent a letter to Hollywood stating that Blockbuster intended to commence a cash tender offer for all of the outstanding common stock of Hollywood. The letter also indicated that Blockbuster had filed a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) with the FTC and the Assistant Attorney General of the United States in connection with the proposed tender offer. Later that day, Blockbuster issued a press release stating that it intended to commence a cash tender offer by mid-January to purchase all of Hollywood’s outstanding shares for $11.50 per share.

•	On December 29, 2004, representatives of the Special Committee and Blockbuster’s antitrust and legal counsel had a telephone conference in which Blockbuster’s antitrust counsel discussed the substance of a December 21, 2004 meeting between Blockbuster’s representatives and representatives of the FTC. During the telephone conference, Blockbuster’s representatives indicated that Blockbuster was pursuing a schedule that would result in the expiration of the HSR Act waiting period no later than the end of February.

•	On December 30, 2004, Blockbuster’s antitrust counsel sent a letter to the Special Committee’s antitrust counsel summarizing and confirming the discussion that took place the day before.

•	After continued negotiation of the terms of the revised draft merger agreement submitted to Movie Gallery’s legal advisors, on December 31, 2004, the Special Committee’s legal advisors received a revised draft merger agreement from Movie Gallery accepting many of the changes that had been suggested, but with no change to the proposed purchase price of $13.25 per share.

•	On January 3, 2005, the Special Committee met to receive from its legal advisors an analysis of the remaining open issues in the proposed merger agreement with Movie Gallery and discuss Blockbuster’s recent public announcements regarding the contemplated tender offer for Hollywood’s shares at $11.50 per share.

•	The same day, Hollywood received a letter from The Nasdaq Stock Market, Inc. (“Nasdaq”) indicating that Hollywood’s securities were subject to delisting from The Nasdaq National Market at the opening of business on January 12, 2005 because Hollywood had failed to comply with Marketplace Rules 4350(e) and 4350(g), which require that Hollywood hold an annual shareholder meeting, distribute a proxy statement and solicit proxies for the meeting. Hollywood issued a press release on January 7, 2005, disclosing the Nasdaq letter and explaining that Hollywood did not hold an annual shareholder meeting in 2004 because it anticipated that a date for a special shareholders meeting to approve a transaction with Leonard Green & Partners would have been set before the end of 2004. The press release further explained that the special shareholders meeting for the Leonard Green & Partners transaction was delayed because of Hollywood’s efforts to pursue a superior sale transaction, and that Hollywood was prepared to take any steps required by Nasdaq to avoid delisting.

•	On January 4, 2005, the Special Committee again met with its advisors. The Special Committee’s antitrust counsel updated the Special Committee on their analysis and conclusions based, in part, on their recent discussions with Blockbuster’s advisors regarding antitrust regulatory issues, and the Special Committee discussed the implications of the Nasdaq letter. The Special Committee also discussed the progress of negotiations with Movie Gallery and the remaining open issues with respect to the proposed merger agreement.

•	On January 6, 2005, the Special Committee received a revised draft of the financing commitment letters from Movie Gallery’s financial advisors which contained various modifications that increased the likelihood that the proposed transaction would be successfully financed.

•	On January 7, 2005, Blockbuster sent a letter addressed to the Chairman of the Special Committee in which Blockbuster repeated its intention to commence a cash tender offer by mid-January to purchase all of Hollywood’s outstanding shares for $11.50 per share, noting that if Hollywood and the Special Committee refused to provide confidential information to Blockbuster, Blockbuster was prepared to proceed quickly with the proposed tender offer. The Special Committee declined to respond to Blockbuster’s letter.

•	The same day, as required by the HSR Act, Hollywood filed its notification with the FTC in connection with Blockbuster’s earlier HSR Act notification.

•	On January 9, 2005, representatives of UBS and Lazard discussed with Movie Gallery and its financial advisors the terms of the commitment letters, including the financing condition. Movie Gallery provided financial projections to UBS and Lazard to enable them to ascertain Movie Gallery’s expected performance during the period in which the financial commitment would be outstanding.

•	Later that day, the Special Committee again met with its advisors to discuss the final issues and receive a detailed summary of the material terms of the proposed merger agreement. The Special Committee then received a presentation from Lazard. In the presentation, Lazard concluded that the consideration offered by Movie Gallery was fair, from a financial point of view, to Hollywood’s shareholders (other than Movie Gallery). After reviewing all relevant factors, including the information set forth in Lazard’s presentation, the Special Committee concluded that the Movie Gallery proposal constituted a “superior proposal” under the terms of the amended and restated merger agreement with Leonard Green & Partners. The Special Committee voted unanimously to recommend to the Board of Directors that Hollywood terminate the agreement with Leonard Green & Partners and reimburse Leonard Green & Partners for its reasonable documented fees and expenses up to $4 million, as provided in the amended and restated merger agreement. The Special Committee then unanimously voted to recommend the adoption and approval of the merger agreement with Movie Gallery to the full Board of Directors.

•	Immediately following the Special Committee’s meeting, Messrs. Wattles and Giesbrecht joined the meeting, which meant that all of the members of the Board of Directors were present and a meeting of the full Board of Directors commenced. Messrs. Wattles and Giesbrecht informed the other members of the Board of Directors that, because they were abstaining from voting on any of the matters related to the termination of the Leonard Green & Partners agreement or entry into the proposed Movie Gallery agreement, they would not be present for any discussion related to those topics. Messrs. Wattles and Giesbrecht then left the meeting. The Board of Directors then received a presentation from Lazard. In the presentation, Lazard concluded that the consideration offered by Movie Gallery was fair, from a financial point of view, to Hollywood’s shareholders (other than Movie Gallery). After discussion, the Board of Directors unanimously (with Messrs. Wattles and Giesbrecht abstaining and not present during the vote, so that the voting members consisted of Messrs. Glendenning, Cutler and Zebe) adopted resolutions approving the termination of the amended and restated merger agreement with Leonard Green & Partners and authorizing payment to Leonard Green & Partners of its reasonable documented fees and expenses up to $4 million, as provided in the amended and restated merger agreement. In addition, the Board of Directors unanimously (with Messrs. Wattles and Giesbrecht abstaining) adopted resolutions approving and adopting the merger with Movie Gallery, including the merger agreement and the transactions contemplated by the merger agreement, determined the consideration to be paid to Hollywood’s shareholders in the merger to be fair and recommended that Hollywood’s shareholders vote in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement. The merger agreement and ancillary agreements were executed and delivered that evening. Hollywood terminated the amended and restated merger agreement that evening pursuant to the terms of a termination agreement between Hollywood and Leonard Green & Partners and its affiliates.

•	On January 10, 2005, before the U.S. securities markets opened, Hollywood issued a press release regarding the termination of the amended and restated merger agreement with Leonard Green and the entry into the merger agreement with Movie Gallery, and filed the merger agreement and the press release as exhibits to a Current Report on Form 8-K the following day.

•	On January 12, 2005, the FTC issued a “second request” in connection with its review of a proposed Blockbuster tender offer.

•	The same day, Hollywood filed an HSR Act notification with the FTC in connection with the Movie Gallery transaction.

•	During the weeks following the entry into the Movie Gallery merger agreement, antitrust counsel for the Special Committee and Movie Gallery worked together to obtain antitrust approval of the acquisition, as contemplated by the merger agreement.

•	On January 18, 2005, Blockbuster issued a press release announcing that it remained committed to pursuing an acquisition of Hollywood despite the announcement that Hollywood had entered into a merger agreement with Movie Gallery. Blockbuster also announced that it had received a “second request” from the FTC under the HSR Act in connection with its proposed acquisition of Hollywood, that it expected to be in substantial compliance with the request by the first week of February, and that it remained optimistic that it would complete the HSR Act process by the end of February, if not earlier. This “second request” required Blockbuster to provide substantial additional information to the FTC in connection with its evaluation of Blockbuster’s proposed acquisition of Hollywood.

•	On January 25, 2005, an amended transaction statement on Schedule 13E-3 was filed to indicate the termination of the amended and restated merger agreement with affiliates of Leonard Green & Partners. The next day, Hollywood filed with the SEC its preliminary proxy statement in connection with the Movie Gallery merger agreement.

•

That week, Mr. Wattles initiated discussions with the Chairman of the Special Committee to request that the Board of Directors consent to the sale of approximately 3 million shares of Hollywood common stock held by him. Specifically, Mr. Wattles asked the Board to consider waiving

Hollywood’s insider trading policy with respect to the proposed sale, as the insider trading policy prohibited Mr. Wattles from selling the shares at this time. During the discussion, Mr. Wattles indicated that he needed money for a new business venture, and planned to raise the money by selling the shares into the open market or to Movie Gallery in a private sale.

•	On January 31, 2005, the Special Committee met to receive an update from its advisors on recent developments with respect to the Movie Gallery transaction and the cash tender offer that Blockbuster had proposed on November 2, 2004. During the meeting, the Special Committee’s antitrust counsel updated the Special Committee on the progress of the antitrust clearance process, both with respect to Blockbuster and Movie Gallery. The Special Committee also discussed Mr. Wattles’ request to sell approximately 3,000,000 shares of Hollywood common stock held by him. The Special Committee discussed the legal and practical implications of such a sale and the potential impact the sale would have on the Special Committee’s duty to obtain the highest possible price for Hollywood. The Special Committee ultimately decided not to modify Hollywood’s policy regarding sales of Hollywood shares by members of management to enable Mr. Wattles to sell his shares.

•	From time to time, Hollywood’s financial advisor received inquiries from private equity funds concerning potential opportunities to participate in the transaction contemplated by the Movie Gallery merger agreement, and referred them to Movie Gallery’s financial advisor.

•	On February 1, 2005, Mr. Malugen met with senior members of Hollywood’s management, excluding Mr. Wattles, to discuss transition issues related to the merger transaction.

•	Also on February 1, Mr. Wattles delivered to the Board of Directors a letter of resignation from his positions as Chief Executive Officer and Chairman of the Board of Hollywood. In the letter, Mr. Wattles indicated that he wanted his resignation to become effective the following day.

•	Later that day, the Board of Directors, with the exception of Messrs. Wattles and Giesbrecht, met to discuss Mr. Wattles’ letter of resignation. The Board determined it would accept Mr. Wattles’ letter of resignation, and upon the effectiveness of his resignation appoint Mr. Giesbrecht the Chief Executive Officer of Hollywood. The Board declined to appoint a new Chairman of the Board at that time. After discussion, Mr. Glendenning agreed to speak with Mr. Wattles to see if he would be willing to remain as Chief Executive Officer and Chairman for at least a short period of time, to avoid additional transition issues pending Hollywood’s performance of its obligations under the Movie Gallery merger agreement.

•	On February 2, 2005, Hollywood received a letter from Blockbuster indicating that Blockbuster was preparing to offer $11.50 in cash, and shares of Blockbuster Class A Common Stock having a value of $3.00, in exchange for all of Hollywood’s outstanding shares of common stock. The same day, Blockbuster issued a press release announcing its exchange offer would formally commence on Friday, February 4, 2005, and filed with the SEC a tender offer statement and registration statement relating to its proposed offer.

•	Also on February 2, in a conversation with Mr. Glendenning, Mr. Wattles declined to delay his resignation.

•	On February 3, 2005, Hollywood issued a press release announcing that Mr. Wattles had resigned as Chief Executive Officer and Chairman of the Board of Directors of Hollywood, and that effective concurrent with Mr. Wattles’ resignation, the Board of Directors appointed F. Bruce Giesbrecht, Hollywood’s then President and Chief Operating Officer and a member of the Board of Directors, as Chief Executive Officer. No replacement was named to serve as Chairman of the Board of Directors. The press release also announced that Blockbuster’s proposed exchange offer was being considered by the Special Committee and requested that shareholders not make a determination whether to accept or reject the exchange offer until they had been advised as to Hollywood’s position on the matter.

•

Later that day, Movie Gallery issued its own press release in response to Blockbuster’s exchange offer, announcing that it remained confident that its merger agreement with Hollywood at $13.25 per share in cash was superior to the proposed Blockbuster transaction. The press release cited the antitrust regulatory issues posed by a business combination between Hollywood and Blockbuster as one reason for the superiority of the Movie Gallery transaction and noted Movie Gallery’s expectation that the transaction with Hollywood would close before or during the second quarter of 2005.

•	Also on February 3, the Special Committee’s legal counsel sent to Mr. Wattles a letter reminding him of his obligation to maintain confidential non-public information about Hollywood, and stating that Mr. Wattles was no longer an agent of Hollywood, the Board of Directors, or the Special Committee, and that he was to conduct himself accordingly. The letter also communicated the Special Committee’s desire that Mr. Wattles not speak publicly about the pending merger with Movie Gallery or the recently announced Blockbuster exchange offer.

•	On February 4, 2005, Mr. Wattles filed with the SEC a Form 4 and an amended Schedule 13D in which he reported his exercise of options to purchase 3 million shares of Hollywood’s common stock.

•	On February 10, 2005, Hollywood issued a press release announcing that February 16, 2005 is the record date for determination of shareholders entitled to receive notice of, and vote at, a special meeting to be held relating to the Movie Gallery merger agreement.

•	On February 11, 2005, the FTC cleared Hollywood’s merger with Movie Gallery without a second request pursuant to the HSR Act.

•	On February 11, 2005, Blockbuster issued a press release announcing the commencement of its offer to purchase and consent solicitation relating to Hollywood’s 9.625% Senior Subordinated Notes due 2011.

•	On February 14, 2005, Blockbuster delivered to Hollywood its Offer to Purchase and Consent Solicitation Statement and Consent and Letter of Transmittal relating to Hollywood’s 9.625% Senior Subordinated Notes due 2011.

(c) Intent to Tender

To the best knowledge of Hollywood, none of Hollywood’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of common stock held of record or beneficially by such person for purchase pursuant to the Offer. Hollywood did not independently investigate or inquire of those of its shareholders that may be deemed affiliates by virtue of their beneficial ownership of Hollywood common stock whether such shareholders intended to tender shares in the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

The Special Committee retained UBS Securities LLC (“UBS”) to provide financial advisory services in connection with the possible sale of the Company. Under the terms of its engagement, the Company has paid UBS $1,500,000 and has agreed to pay UBS additional customary fees for its financial advisory services in connection with the merger contemplated by the Merger Agreement (as defined below), a substantial portion of which is contingent upon the closing of the merger. In addition, the Company has agreed to reimburse UBS for expenses incurred by UBS in entering into and performing services pursuant to its engagement, including fees, disbursements and other charges of its legal counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

The Special Committee also retained Lazard Frères & Co. LLC (“Lazard”) to act as its investment banker in connection with the possible sale of the Company. Under the terms of Lazard’s engagement, as amended, (i) the Company paid $250,000 to Lazard upon the Special Committee’s retention of Lazard, (ii) the Company paid $750,000 to Lazard when Lazard provided the Special Committee with its opinion with respect to the fairness of the consideration to be paid pursuant to the original merger agreement with affiliates of Leonard Green & Partners, as announced on March 29, 2004, (iii) the Company paid $1,000,000 to Lazard when Lazard provided the Special Committee with its opinion with respect to the fairness of the consideration to be paid pursuant to the amended and restated merger agreement with affiliates of Leonard Green & Partners, as announced on October

14, 2004, (iv) the Company paid $750,000 to Lazard when Lazard provided the Special Committee with its opinion with respect to the fairness of the consideration to be paid to the Company’s shareholders (other than Movie Gallery) pursuant to the merger agreement (“Merger Agreement”) with Movie Gallery and TG Holdings, Inc. (“TG Holdings”), a wholly owned subsidiary of Movie Gallery, pursuant to which TG Holdings will be merged with and into the Company, with the Company as the surviving corporation, as announced on January 10, 2005 and (v) the Company will pay $1,500,000 to Lazard at the effective time of the merger contemplated by the Merger Agreement. Additionally, if an acquisition proposal is received by the Company after the date of the Merger Agreement, upon the closing of a transaction (as defined in the engagement letter with Lazard), 1.5% of the net increase in aggregate equity value shall be payable to Lazard. “Net increase in aggregate equity value” means (x) the aggregate amount by which the cash (and any other property) paid or payable in connection with such transaction exceeds the aggregate amount that would have been payable in connection with the merger contemplated by the original merger agreement with affiliates of Leonard Green & Partners, first publicly announced on March 29, 2004, minus (y) the 1.5% incremental fee described above. The Company has agreed to reimburse Lazard for travel and other out-of-pocket expenses incurred in performing its services, including the fees and expenses of its legal counsel. In addition, the Company agreed to indemnify Lazard against certain liabilities, including liabilities under the federal securities laws relating to or arising out of Lazard’s engagement.

The Company has retained MacKenzie Partners for proxy solicitation and related services and has agreed to pay them a fee in an amount to be agreed upon by the Company and MacKenzie Partners based upon customary fees for the services provided.

Item 6. Interest in Securities of the Subject Company.

On February 3, 2005, Mark J. Wattles, the former Chief Executive Officer and Chairman of the Company, exercised an option to purchase 3,000,000 shares of the Company’s Common Stock at an exercise price of $1.09 per share.

Except as described above, during the past 60 days, no transactions with respect to the Company’s Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

On January 9, 2005, the Company entered into the Merger Agreement by and among the Company, Movie Gallery and TG Holdings. Upon completion of the merger, each of the Company’s shareholders will be entitled to receive $13.25 in cash for each share of Company common stock owned. Pursuant to the terms of the Merger Agreement, the Company and Movie Gallery are working together to close the merger before or during the second quarter of 2005. The Merger Agreement was not entered into in response to the Offer.

Item 8. Additional Information.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Forward-Looking Statements

This Schedule 14D-9 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on the Company’s current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning the Company’s possible or assumed future results of operations and also include those preceded or followed by the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” or similar expressions.

The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by these forward-looking statements. In addition to the factors discussed elsewhere in this Schedule 14D-9, other factors that could cause actual results to differ materially include industry performance, general business, economic, regulatory and market and financial conditions, all of which are difficult to predict. These and other factors are discussed from time to time in the Company’s filings with the SEC.

Item 9. Exhibits.

Exhibit No.		Document

(a	)(1)	Letter, dated February 17, 2005 to the Company’s shareholders

(a	)(2)	Press Release issued by the Company on February 17, 2005

(e	)(1)	License Agreement, effective as of January 25, 2001, between the Company and Boards, Inc.

(e	)(2)	Change of Control Plan for Senior Management dated as of February 3, 2001

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hollywood Entertainment Corporation

Date: February 17, 2005	By:	/s/ TIMOTHY R. PRICE
Name: Timothy R. Price
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Letter, dated February 17, 2005 to the Company’s shareholders

(a)(2)	Press Release issued by the Company on February 17, 2005

(e)(1)	License Agreement, effective as of January 25, 2001, between the Company and Boards, Inc.

(e)(2)	Change of Control Plan for Senior Management dated as of February 3, 2001